UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 13 June 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Issued by Harmony Gold
Mining Company Limited
13 June 2014
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000

www.harmony.co.za
JSE:
HAR
NYSE:
HMY
ISIN No.:
ZAE000015228
Registration number:
1950/038232/06
Fatality at Harmony's Masimong mine
Johannesburg: Friday, 13 June 2014: Harmony Gold Mining Company Limited (‘Harmony’ or ‘the Company’) regrets to advise that an employee was fatally injured in a fall of ground accident at Masimong mine near Welkom last night.
Investigations into the accident are underway. All production at the mine has been stopped.
Harmony’s Chief Executive Officer, Graham Briggs and his management team, express their sincere condolences to the families and colleagues of the deceased during this difficult time.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 13, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director